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                                                                   EXHIBIT 3.1.5

                            THORNBURG MORTGAGE, INC.

                              ARTICLES OF AMENDMENT

         THORNBURG MORTGAGE, INC., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

         The Articles of Incorporation are hereby amended as follows:

         ARTICLE FIFTH (A) is hereby amended to read as follows:

                "FIFTH: (A) The total number of shares of stock of all classes which the Corporation has authority to issue is five hundred million (500,000,000) shares of capital stock, par value one cent ($0.01) per share, amounting in aggregate par value to Five Million Dollars ($5,000,000). Of these shares, two million seven hundred sixty thousand (2,760,000) shares have been designated as Series A 9.68% Cumulative Convertible Preferred Stock, par value one cent ($0.01) per share, and twenty-two thousand (22,000) shares have been designated as Series B Cumulative Preferred Stock, par value one cent ($0.01) per share. All of the remaining shares are initially classified as 'Common Stock.' The Board of Directors may classify and reclassify any unissued shares of Common Stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares of stock."

     Immediately before this amendment, the Corporation had authority to issue fifty million (50,000,000) shares of capital stock, par value one cent ($0.01) per share, amounting in aggregate par value to Five Hundred Thousand Dollars ($500,000). As amended, the Corporation will have authority to issue five hundred million (500,000,000) shares of capital stock, par value one cent ($0.01) per share, amounting in aggregate par value to Five Million Dollars ($5,000,000). Both immediately before this amendment and as of this amendment, two million seven hundred sixty thousand (2,760,000) shares have been designated Series A 9.68% Cumulative Convertible Preferred Stock, par value one cent ($0.01) per share, and twenty-two thousand (22,000) shares have been designated Series B Cumulative Preferred Stock, par value one cent ($0.01) per share. The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the shares of stock of all classes have not been changed by this amendment.

     This amendment of the Articles of Incorporation has been approved by the directors and shareholders of the Corporation.

     We, the undersigned President and Secretary, swear under penalties of perjury that the foregoing is a corporate act.


/s/ Michael B. Jeffers                           /s/ Larry A. Goldstone
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Michael B. Jeffers, Secretary                    Larry A. Goldstone, President